Exhibit 3.23

State of Delaware Secretary of State Division of Corporations Delivered 04:46 PM 10/02/2015 FILED 04:46 PM 10/02/2015 SR 20150365348 - File Number 5840676

CERTIFICATE OF FORMATION

OF

TORRANCE VALLEY PIPELINE COMPANY LLC

The undersigned, acting as the organizer of a limited liability company under the Delaware Limited Liability Company Act, certifies as follows:

1. The name of the limited liability company is Torrance Valley Pipeline Company LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Torrance Valley Pipeline Company LLC this 2nd day of October, 2015.

/s/ Trecia Canty
Trecia Canty
Authorized Person